Filed by J.P. Morgan Exchange-Traded Fund Trust

pursuant to Rule 425 Under the Securities Act of 1933

Subject Companies: JPMorgan Trust I (File No. 811-21295)

J.P. MORGAN INCOME FUNDS

JPMorgan Unconstrained Debt Fund

(the “Fund”)

(a series of JPMorgan Trust I)

(All Shares Classes)

Supplement dated February 18, 2025

to the current Summary Prospectuses, Prospectuses and Statement of Additional Information, as supplemented

At a meeting held on February 11-13, 2025, the Board of Trustees of JPMorgan Trust I (the “Board”) agreed to consider in May 2025 the conversion of the JPMorgan Unconstrained Debt Fund to the JPMorgan Flexible Debt ETF, a newly created exchange-traded fund (the “ETF”) (the “Conversion”).

If approved by the Board, it is currently proposed that the Conversion into the ETF would occur in the third quarter of 2025.

The ETF will be managed in a substantially similar manner as the current mutual fund, but the current disclosure regarding the Fund investing a significant amount of its assets in sub-prime mortgage-related securities will be removed and, in order to give the ETF additional flexibility, the ETF will be able to invest up to 5% in Sukuks.

By converting the Fund to the ETF, J.P. Morgan Investment Management Inc. (“JPMIM”), the investment adviser for the Fund, believes certain classes of shareholders in the Fund could benefit from reduced costs, including, in some cases, lower transfer agency costs and no Rule 12b-1 or service fees. JPMIM is communicating the proposed plans prior to Board approval in order to provide shareholders with ample notice of the proposed Conversion and allow them time to engage with JPMIM on the implications of the proposed transactions, including the need for shareholders to have a brokerage account prior to the Conversion. It is possible that the Conversion will not be approved or will not occur for other reasons, in which case the changes described herein would not take effect.

The Conversion generally would consist of (1) the transfer of the Fund’s assets, subject to its liabilities, to the ETF for shares of the ETF; and (2) the distribution of the ETF shares to the Fund’s shareholders in complete liquidation of the Fund. If approved by the Board, no shareholder approval will be required prior to the conversion. Existing shareholders of the Fund will receive, prior to the Conversion, a combined information statement/prospectus describing in detail both the Conversion and the ETF, and summarizing the Board’s considerations in approving the Conversion.

When the Conversion is considered, the Board, including the Trustees not deemed to be “interested persons” of the Fund pursuant to Section 2(a)(19) of the Investment Company Act of 1940, as amended, will need to determine whether the Conversion is in the best interests of the Fund and that the Conversion would not dilute the interests of the Fund’s shareholders.

The ETF has not commenced investment operations, and it is anticipated that it will not have shareholders prior to the Conversion.

It is anticipated that the Conversion will qualify as a tax-free reorganization for federal income tax purposes and that shareholders will not recognize any gain or loss in connection with the Conversion, except to the extent that they receive cash in connection with the Conversion.

If (and only if) the Conversion is approved, the following changes will take effect on June 1, 2025 (the “Effective Date”):

1.	Class A and C Shares of the Fund will be publicly offered only on a limited basis.

2.	New accounts may no longer be established directly through JPMorgan Distribution Services, Inc. (the “Distributor”).

SUP-CONV-MF-225

3.	No CDSC will be imposed on redemptions of the Class A or Class C Shares of the Fund.

4.	No sales charge will be imposed on purchases of Class A Shares of the Fund.

5.	Any current Letter of Intent (LOI) under which Class A Shares of the Fund were purchased will be considered completed.

6.	Distribution (Rule 12b-1) Fees on all applicable Fund share classes will be waived.

Further information regarding these changes is included in the table below. As noted above, each of these changes will be implemented only if the Board approves the Conversion.

1. Limited Offering of Class A and C Shares

On the Effective Date, the following will be added as a new section immediately preceding the “What is the goal of the Fund?” section of the Fund’s Summary Prospectus for Class A, C and I Shares:

Currently, Class A and C Shares of the Fund are publicly offered on a limited basis. (See “Investing with J.P. Morgan Funds — FUNDS SUBJECT TO A LIMITED OFFERING” in the prospectus for more information.)

On the Effective Date, the following will be added as a new section for the Fund’s Prospectus for Class A, C and I Shares under the heading “Investing with J.P. Morgan Funds — FUNDS SUBJECT TO A LIMITED OFFERING — Limited Offering of Class A and Class C Shares”:

Class A and C Shares (each, a “Limited Class”) are publicly offered only on a limited basis and investors are not eligible to purchase a Limited Class except as described below. Except as otherwise described below, shareholders permitted to continue to purchase shares of a Limited Class include existing shareholders of record and, if the shareholder of record is an omnibus account, beneficial owners in that account as of the effective date of the limited offering.

•  Existing shareholders of each Limited Class may continue to purchase additional shares of the Limited Class in their existing Fund accounts either through J.P. Morgan Funds Services or a Financial Intermediary and may continue to reinvest dividends or capital gains distributions from shares owned in the Fund.

•  Group Retirement Plans (as defined in the Glossary) (and their successor, related and affiliated plans), which have a Limited Class available may continue to open accounts for new participants and can purchase additional shares in existing participant accounts.

2. No New Accounts Through Distributor

In addition, on the Effective Date, the first paragraph of the “Investing with J.P. Morgan Funds — PURCHASING FUND SHARES” section of the Prospectuses is deleted in its entirety with respect to the Fund and replaced with the following:

Prior to June 1, 2025, you may purchase shares directly from the J.P. Morgan Funds through the Distributor or through your Financial Intermediary. Effective June 1, 2025, new accounts will not be established directly through the Distributor.

3. CDSC Waiver on Class A and C Shares

In addition, on the Effective Date, the following paragraph relating to the Fund will be included in the “Fees and Expenses of the Fund” section in the Summary Prospectuses and in the “Risk/Return Summary” of the Prospectuses and in the “Investing with J.P. Morgan Funds — SALES CHARGES AND FINANCIAL INTERMEDIARY COMPENSATION — Waiver of the Class A and Class C CDSC” section of the Prospectuses:

Beginning on June 1, 2025, no CDSC will be imposed on redemptions of the Class A or Class C Shares of the Fund.

4. Sales Charge Waiver on Class A and C Shares

In addition, on the Effective Date, the following will be added to “Fees and Expenses of the Fund” section in the Summary Prospectuses and in the “Risk/Return Summary” of the Prospectuses and included as the third paragraph in the “Investing with J.P. Morgan Funds — SALES CHARGES AND FINANCIAL INTERMEDIARY COMPENSATION — Class A Shares” section of the Prospectuses:

Beginning on June 1, 2025, no sales charge will be imposed on purchases of Class A Shares of the Fund. As a result, any subsequent purchases of the Fund will not be eligible assets for future rights of accumulation or letter of intent purchases.

5. Forgiving Letter of Intent Obligations

In addition, on the Effective Date, the following paragraph relating to the Fund will be included in the “Investing with J.P. Morgan Funds — SALES CHARGES AND FINANCIAL INTERMEDIARY COMPENSATION — Reducing Your Class A Shares Charges — Letter of Intent” section of the Prospectuses:

•  Effective June 1, 2025, any current Letter of Intent (LOI) under which Class A Shares of the Fund were purchased will be considered completed. As a result, after that date, commissions to dealers will not be adjusted or paid on the difference between the Letter of Intent amount and the amount actually invested before June 1, 2025. Because an LOI may include Class A purchases of other J.P. Morgan Funds (other than the Fund), this completion will cancel the LOI for all future Class A purchases of those funds. You will need to enter into a new LOI if you want to continue to make Class A purchases in other J.P. Morgan Funds at a reduced front-end sales charge. This change may also apply to the LOIs described in Appendix A — Financial Intermediary-Specific Sales Charge Waivers — Letter of Intent. Please check with your financial intermediary.

6. Waiver of Distribution (Rule 12b-1) Fees	In addition, if the Conversion is approved for the Fund, Distribution (Rule 12b-1) Fees on all applicable Fund share classes will be waived beginning the first day of the month after the Conversion is approved.

If the Conversion is approved by the Board, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Conversion. After they are filed, free copies of the materials will be available on the SEC’s website at www.sec.gov. These materials also will be available at www.jpmorganfunds.com and a paper copy can be obtained at no charge by calling 1-800-480-4111.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE

SUMMARY PROSPECTUSES, PROSPECTUSES AND STATEMENT OF ADDITIONAL

INFORMATION FOR FUTURE REFERENCE

JPMorgan Chase & Co. 383 Madison Avenue, New York, NY 10017-2070 NYSE: JPM www.jpmorganchase.com

News release: DRAFT

J.P. Morgan Asset Management Seeks to Convert $1.3 Billion JP Morgan

Unconstrained Debt Fund (JSIAX) to JPMorgan Flexible Debt ETF (JFLX)

NEW YORK, February 18, 2025: J.P. Morgan Asset Management has announced plans to convert the JPMorgan Unconstrained Debt Fund, pending board approval in May 2025. The converted ETF would be renamed JPMorgan Flexible Debt ETF. The ETF will be managed in a substantially similar manner to the mutual fund after conversion, which is anticipated to take place during the third quarter of 2025, pending board approval.

“Given continued market volatility and uncertainty, clients are increasingly interested in accessing the flexible approach of this strategy, which allows it to shift portfolio allocation in changing market conditions,” said Bob Michele, Portfolio Manager for the fund and Head of Global Fixed Income, Currency and Commodities for J.P. Morgan Asset Management. “Evolving client interest leans toward providing this strategy through an ETF vehicle, and we believe it lends itself well to an active transparent structure.”

The proposed conversion, which is subject to fund board approval, is expected to provide benefits for investors of the mutual funds. The additional trading flexibility, increased portfolio holdings transparency and potential for enhanced tax efficiency that come with ETFs carry significant value to many investors,

The firm expects minimal client disruption, as the majority of existing clients can hold ETFs. Shareholders should read the information statements/prospectuses when available.

J.P. Morgan Asset Management is announcing the proposed conversion plans well in advance to provide shareholders and distributors with ample notice of the planned conversion and to allow them time to engage with J.P. Morgan on the implications of this important effort. It is anticipated that if the conversion is approved by the board of the funds, it would not require shareholder approval prior to implementation.

As a leading active manager, J.P. Morgan Asset Management is committed to providing access to its investment capabilities through a range of vehicles including ETFs, mutual funds, commingled funds, SMAs and liquid alternatives. With $230 billion in ETF assets under management, J.P. Morgan Asset Management ranks second in active ETF AUM globally (source: Bloomberg as of 2/6/2025).

Press Contact: Kristen Chambers kristen.chambers@jpmchase.com

JPMorgan Chase & Co. 383 Madison Avenue, New York, NY 10017-2070 NYSE: JPM www.jpmorganchase.com

News release: DRAFT

About J.P. Morgan Asset Management

J.P. Morgan Asset Management, with assets under management of $3.6 trillion (as of 12/31/2024), is a global leader in investment management. J.P. Morgan Asset Management’s clients include institutions, retail investors and high net worth individuals in every major market throughout the world. J.P. Morgan Asset Management offers global investment management in equities, fixed income, real estate, hedge funds, private equity and liquidity. For more information: www.jpmorganassetmanagement.com.

JPMorgan Chase & Co. (NYSE: JPM) is a leading financial services firm based in the United States of America (“U.S.”), with operations worldwide. JPMorganChase had $4.2 trillion in assets and $346 billion in stockholders’ equity (as of 12/31/2024). The Firm is a leader in investment banking, financial services for consumers and small businesses, commercial banking, financial transaction processing and asset management. Under the J.P. Morgan and Chase brands, the Firm serves millions of customers in the U.S., and many of the world’s most prominent corporate, institutional and government clients globally. Information about JPMorgan Chase & Co. is available at www.jpmorganchase.com.

J.P. Morgan mutual funds and ETFs are distributed by JPMorgan Distribution Services, Inc., which is an affiliate of JPMorgan Chase & Co. Affiliates of JPMorgan Chase & Co. receive fees for providing various services to the funds. JPMorgan Distribution Services, Inc. is a member of FINRA. More information is available at https://am.jpmorgan.com/us/en/asset-management/gim/adv/products/etfs.

Investors should carefully consider the investment objectives and risks as well as charges and expenses of the funds before investing. The summary and full prospectuses contain this and other information about the funds and should be read carefully before investing. To obtain a prospectus call 1-800-480-4111.

Press Contact: Kristen Chambers kristen.chambers@jpmchase.com

JPMorgan Chase & Co. 383 Madison Avenue, New York, NY 10017-2070 NYSE: JPM www.jpmorganchase.com

News release: DRAFT

If the proposed conversions discussed herein are approved by the board, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the SEC. After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the conversions. After they are filed, free copies of the materials will be available on the SEC’s website at www.sec.gov. These materials also will be available at www.jpmorganfunds.com and a paper copy can be obtained at no charge by calling 1-800-480-4111.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE

SOURCE J.P. Morgan Asset Management

Press Contact: Kristen Chambers kristen.chambers@jpmchase.com